SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 4)*

Ark Restaurants Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

040712101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040712101	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS Thomas A. Satterfield, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,001
	6.	SHARED VOTING POWER 321,350
	7.	SOLE DISPOSITIVE POWER 24,001
	8.	SHARED DISPOSITIVE POWER 321,350

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,351
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12.	TYPE OF REPORTING PERSON IN

*

Based on 3,498,907 shares of common stock of the issuer outstanding as of December 11, 2019, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended September 28, 2019, filed with the Securities and Exchange Commission on December 17, 2019.

CUSIP No. 040712101	13G	Page 2 of 5 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Ark Restaurants Corp.

(b)	Address of Issuer’s Principal Executive Offices:

85 Fifth Avenue

New York, New York 10003

Item 2.

(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield

2609 Caldwell Mill Lane

Birmingham, Alabama 35243

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Pages.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Pages.

(e)	CUSIP Number:

Incorporated by reference from the Cover Pages.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Pages.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Pages.

CUSIP No. 040712101	13G	Page 3 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Pages.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Pages.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Pages.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 7,000 shares are held jointly with Rebecca S. Satterfield, Mr. Satterfield’s spouse; 1,500 shares are held by Mr. Satterfield’s spouse in her individual capacity; 27,500 shares are held by Tomsat Investment & Trading Co., Inc., a corporation wholly owned by Mr. Satterfield and of which he serves as President; 113,700 shares are held by Caldwell Mill Opportunity Fund, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager; and 5,000 shares are held by Riachuello Ranch, LLC, a closely held limited liability company in which Mr. Satterfield owns an approximately 11.1% interest and for which he serves as President.

Additionally, Mr. Satterfield has limited powers of attorney for voting and disposition purposes with respect to the following shares: A.G. Family L.P. (117,000 shares); Thomas A. Satterfield, Sr. (17,000 shares); Milyn Satterfield Little (300 shares); David A. Satterfield (4,500 shares); Parker Satterfield (700 shares); Jeanette Satterfield Kaiser (13,500 shares); Richard W. Kaiser (4,500 shares); Rita Phifer (5,000 shares); the Thaggard Marital Trust (800 shares); the Thaggard Family Trust (1,200 shares); Parker Little (150 shares); John Hulsey (500 shares); and Henry Beck (1,500 shares). These individuals and entities have the right to receive or the power to direct the receipt of the proceeds from the sale of their respective shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 040712101	13G	Page 4 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 040712101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2020
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.